U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 5
               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP |_| Check this box if no longer
    subject to Section 16.

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                  30(f) of the Investment Company Act of 1940
Form 4 or Form 5
obligations may continue.
See Instruction 1(b).

_ Form 3 Holdings Reported
_ Form 4 Holdings Reported

1.Name and Address of Reporting Person   2.Issuer Name and Ticker or Trading Symbol    6.Relationship of Reporting Person to Issuer
                                           Power Exploration, Inc.                                 (Check all applicable)
  Bennett    Joe        Bill              OTC- Bulletin Board Symbol=PWRX                 X  Director              10% Owner
                                                                                          X  Officer (give     __  Other (specify
                                                                                                       title                below)
                                                                                                       below)
                                                                                            President and CEO
(Last)     (First)     (Middle)

                                    IRS or Social Security           4. Statement for Month/Year
                                     Number of Reporting                      January 2001
         5416 Birchman Ave.               Person
                                        (Voluntary)
             (Street)                                                      5. If Amendment,
        Fort Worth, Texas 76107                                            Date of Original
                                                                             (Month/Year)
          (City)  (State)  (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of Security   2. Transaction    3.    4. Securities Acquired (A)  5. Amount of      6. Ownership     7. Nature of Indirect
   (Instr. 3)              Date       Trans        or Disposed of (D)         Securities          Form:        Beneficial Ownership
                      (Month/Day/     action      (Instr. 3, 4 and 5)        Beneficially     Direct (D) or        (Instr. 4)
                          Year)        Code                                  Owned at End      Indirect (I)
                                      (Instr.                                 of Issuer's      (Instr. 4)
                                        8)                                   Fiscal Year
                                                                           (Instr. 3 and 4)

                                                      (A)or
                                     Code  V   Amount   (D)   Price
Common Stock          June 20, 2000   S        30,000    A    $0.92       93,668                  D
Common Stock          July 18, 2000   S        30,000    D    $0.92       63,668                  D
Common Stock          June 1,  2000   S        25,000    A    $0.00*      88,668                  D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 5 (continued)
 table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.Title    2.Conversion 3.Trans 4.Trans-   5 Number of   6.Date     7.Title and  8.Price      9. Number      10.Owner-   11.Nature
   of       or Exercise  action   action    Derivative  Exercisable   Amount of     of             of         ship Form      of
Derivative   Price of     Date     Code     Securities     and        Underlying   Deriv-       Derivative       of        Indirect
Security    Derivative   Month/  (Instr.    Acquired    Expiration    Securities   ative        Securities    Derivative  Beneficial
(Instr.3)    Security     Day/     8)        (A) or     Date (Month    (Instr.    Security     Beneficially    Security:    Owner-
                         Year)             Disposed of   Day/Year)     3 and 4)   (Instr.5)     Owned at      Direct (D)    ship
                                           (D) (Instr,                                         End of Month  or Indirect   (Instr.4)
                                                                                                (Instr.4)        (I)
                                                                                                              (Instr. 4)

                                Code V     (A)   (D)    Date  Expir-        Amt.. or
                                                        Exer-  ation  Title  No. of
                                                        cis-   Date          Shares
                                                        able

Explanation of Responses:

*- These shares were issued by the Company in lieu of salaries owed officers and correspondingly deducted from accrued salaries for this period on the Company's books and records.

** Intention misstatements or omission of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

*** Issued to Mr. Bennettas a Directors fee for being on the board of PWRX

Note: File three copies of this Form, one of which must be manually signed
        If space provided is insufficient, See Instruction 6 for procedure.

                    \s\ Joe Bill Bennett             M             March 1, 2001

                  **Signature of Joe Bill Bennett                           Date
                    CEO, Director Power Exploration, Inc.
 .



Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
           (Print or Type Responses)                            SEC 1474 (8-92)